United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of
July 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale S.A.

Exhibit List	Exhibit No.

Indenture, among Vale Capital II, Vale S.A. and The Bank of New York Mellon, dated as of July 13, 2009	99.1

First Supplemental Indenture, among Vale Capital II, Vale S.A. and The Bank of New York Mellon, dated as of July 13, 2009	99.2

Second Supplemental Indenture, among Vale Capital II, Vale S.A. and The Bank of New York Mellon, dated as of July 13, 2009	99.3

Terms Agreement, among Vale Capital II, Vale S.A., Citigroup Global Markets, Inc. and J.P. Morgan Securities Inc., dated July 7, 2009, incorporating by reference therein the Underwriting Agreement Basic Provisions	99.4

Form of Global Notes (included in the First Supplemental Indenture and the Second Supplemental Indenture, included hereto as Exhibits 99.2 and 99.3, respectively)
This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale S.A., File No. 333-160448; and the Registration Statement on Form F-3 of Vale Capital II, File No. 333-160448-01.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2009

VALE S.A.
By:	/s/ Roberto Castello Branco
	Name:	Roberto Castello Branco
	Title:	Director of Investor Relations

EXHIBIT INDEX

Exhibit List	Exhibit No.

Indenture, among Vale Capital II, Vale S.A. and The Bank of New York Mellon, dated as of July 13, 2009.	99.1

First Supplemental Indenture, among Vale Capital II, Vale S.A. and The Bank of New York Mellon, dated as of July 13, 2009.	99.2

Second Supplemental Indenture, among Vale Capital II, Vale S.A. and The Bank of New York Mellon, dated as of July 13, 2009.	99.3

Terms Agreement, entered by and among Vale Capital II, Vale S.A. and the Bank of New York Mellon, dated July 8, 2009, incorporating by reference therein the Underwriting Agreement Basic Provisions.	99.4

Form of Global Notes due 2012 (incorporated by reference to Exhibit 99(B) of the Registration Statement (File No. 001-15030) of Vale S.A. on Form 8-A filed on July 13, 2009).
This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale S.A., File No. 333-160448; and the Registration Statement on Form F-3 of Vale Capital II, File No. 333-160448-01.

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